Trilogy Multifamily Income & Growth Holdings I, LLC
520 West Erie Street
Chicago, IL 60654

February 22, 2021

VIA EDGAR AND OVERNIGHT MAIL

Ronald Alper
Division of Corporation Finance
Office of Real Estate and Construction
United States Securities and Exchange Commission
100 F Street, N.E.,
Washington, DC 20549

Re:
Trilogy Multifamily Income & Growth Holdings I, LLC
Offering Statement on Form 1-A
Filed October 2, 2020
File No. 024-11333

Dear Mr. Alper:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified on February 24, 2021 at 4:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

●
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

●
the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours, /s/ Neil Gehani Neil Gehani